                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                -----------------


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2003

                                -----------------


                       THE BANK OF TOKYO-MITSUBISHI, LTD.
                 (Translation of registrant's name into English)

           7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan
                    (Address of principal executive offices)


                                -----------------


             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F   X   Form 40-F
                                   -----           -----



  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes       No   X
                                   -----    -----

   This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 25, 2003

                                       THE BANK OF TOKYO-MITSUBISHI, LTD.



                                   By: /s/  Junichirou Otsuda
                                       --------------------------------------
                                       Junichirou Otsuda
                                       Chief Manager
                                       General Affairs Office

                                                                            MTFG


                   -------------------------------------------
                     Selected Interim Financial Information
                               under Japanese GAAP
                    For the Fiscal Year Ending March 31, 2004
                   -------------------------------------------


                       The Bank of Tokyo-Mitsubishi, Ltd.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

                                   [Contents]

1 Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2004

   1. Consolidated Balance Sheets                                             20
   2. Consolidated Statements of Operations                                   21
   3. Consolidated Statement of Capital Surplus and Retained Earnings         22
   4. Non-Consolidated Balance Sheets                                         23
   5. Non-Consolidated Statements of Operations                               24
   6. Notional principal or contract amount, market value and valuation
      gains (losses) on derivatives                                           25
                                                              [Consolidated]
   7. Financial Results                   [Consolidated], [Non-Consolidated]  28

   8. Average interest rate spread        [Non-Consolidated]                  30

   9. Valuation Differences on Securities [Consolidated], [Non-Consolidated]  30

   10. Risk-Adjusted Capital Ratio Based on the Standards of the BIS
                                          [Consolidated], [Non-Consolidated]  31

2  Loan Portfolio and Other

   1. Risk-Monitored Loans                [Consolidated], [Non-Consolidated]  32

   2. Classification of Risk-Monitored Loans
                                          [Consolidated]                      33

   3. Allowance for Loan Losses           [Consolidated], [Non-Consolidated]  34

   4. Coverage Ratio against Risk-Monitored Loans
                                          [Consolidated], [Non-Consolidated]  34

   5. Disclosed Claims under the Financial Reconstruction Law (the "FRL")
                                          [Non-Consolidated]                  35

   6. Status of Secured Coverage on Disclosed Claims under the FRL
                                          [Non-Consolidated]                  35

   7. Progress in the Disposal of Problem Assets
                                          [Non-Consolidated]                  36

   8. Classification of Loans by Type of Industry
                                          [Non-Consolidated]                  40

   9. Loans and Deposits                  [Non-Consolidated]                  41

   10. Domestic Deposits                  [Non-Consolidated]                  41

   11. Number of Employees                [Non-Consolidated]                  41

   12. Number of Offices                  [Non-Consolidated]                  41

   13. Status of Deferred Tax Assets      [Non-Consolidated]                  42

   14. Employees' Retirement Benefits     [Non-Consolidated]                  43

   15. Earning Projections for the Fiscal Year Ending March 31, 2004
                                          [Consolidated], [Non-Consolidated]  44

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

1 Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2004

(Japanese GAAP)

1. Consolidated Balance Sheets

================================================================================================================================
                                                                                        Increase/       As of         Increase/
                                                             As of September 30,        (Decrease)     March 31,     (Decrease)
(in millions of yen)                                       2003(A)        2002(B)       (A) - (B)      2003(C)        (A) - (C)
================================================================================================================================
Assets:
   Cash and due from banks                                 9,157,554      5,682,723      3,474,830      7,366,450      1,791,103
   Call loans and bills bought                               947,232        771,207        176,024        678,407        268,825
   Receivables under resale agreements                       580,316      1,028,771       (448,455)       576,814          3,502
   Receivables under securities borrowing transactions     4,633,877      1,438,229      3,195,648      1,561,391      3,072,486
   Commercial paper and other debt purchased               1,144,590        520,074        624,516        484,195        660,395
   Trading assets                                          6,093,002      5,062,812      1,030,190      5,276,242        816,760
   Money held in trust                                       460,078        323,554        136,523        405,882         54,195
   Investment securities                                  16,256,667     16,301,106        (44,438)    16,600,079       (343,411)
   Allowance for losses on investment securities              (2,856)        (4,125)         1,268         (2,067)          (789)
   Loans and bills discounted                             37,933,075     38,142,802       (209,726)    38,668,577       (735,501)
   Foreign exchanges                                         577,097        600,159        (23,062)       594,767        (17,670)
   Other assets                                            3,331,415      2,173,366      1,158,048      2,067,540      1,263,874
   Premises and equipment                                    764,385        823,145        (58,760)       801,917        (37,532)
   Deferred debenture discounts and other costs                   --             30            (30)             9             (9)
   Deferred tax assets                                       780,828        858,781        (77,953)     1,008,726       (227,898)
   Customers' liabilities for acceptances and
    guarantees                                             4,501,685      4,952,501       (450,815)     4,518,715        (17,030)
   Allowance for loan losses                                (774,485)    (1,122,543)       348,058     (1,016,265)       241,779
--------------------------------------------------------------------------------------------------------------------------------
      Total assets                                        86,384,465     77,552,596      8,831,868     79,591,387      6,793,077
================================================================================================================================
Liabilities:
   Deposits                                               54,991,383     49,471,557      5,519,825     52,095,330      2,896,052
   Negotiable certificates of deposit                      2,681,475      1,779,897        901,577      2,625,077         56,398
   Debentures                                                517,498      1,198,394       (680,896)       636,060       (118,561)
   Call money and bills sold                               3,979,533      2,319,399      1,660,134      3,013,869        965,663
   Payables under repurchase agreements                    3,225,214      3,091,593        133,621      2,828,308        396,905
   Payables under securities lending transactions          2,480,041      1,805,370        674,670      1,996,214        483,826
   Commercial paper                                          295,989        368,040        (72,051)       312,208        (16,219)
   Trading liabilities                                     1,550,401      1,818,463       (268,061)     1,455,493         94,907
   Borrowed money                                          1,255,183      1,453,198       (198,014)     1,303,831        (48,648)
   Foreign exchanges                                         903,761        628,159        275,601        512,676        391,084
   Short-term corporate bonds                                213,500             --        213,500         10,000        203,500
   Bonds and notes                                         3,441,293      3,075,318        365,974      3,188,379        252,913
   Bonds with warrants                                        50,528        540,775       (490,247)        50,528             --
   Other liabilities                                       2,843,206      2,188,628        654,577      2,166,328        676,877
   Reserve for employees' bonuses                             13,340         12,802            538         12,531            809
   Reserve for employees' retirement benefits                 29,084         24,840          4,243         26,429          2,655
   Reserve for losses on real estate-collateralized
    loans sold                                                    --          1,687         (1,687)            --             --
   Reserve for expenses related to EXPO 2005 Japan                64             --             64             31             33
   Reserves under special laws                                 1,049            540            508            799            249
   Deferred tax liabilities                                   65,586         53,937         11,649         61,037          4,549
   Deferred tax liabilities on land revaluation excess       126,697        126,371            325        133,453         (6,756)
   Acceptances and guarantees                              4,501,685      4,952,501       (450,815)     4,518,715        (17,030)
--------------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                   83,166,517     74,911,480      8,255,036     76,947,306      6,219,211
--------------------------------------------------------------------------------------------------------------------------------
Minority interest                                            348,976        337,590         11,385        330,812         18,163
--------------------------------------------------------------------------------------------------------------------------------
Shareholder's equity:
   Capital stock                                             871,973        785,969         86,003        871,973             --
   Capital surplus                                           681,928        595,925         86,003        681,928             --
   Retained earnings                                       1,075,158        837,738        237,420        858,177        216,980
   Land revaluation excess                                   186,667        206,289        (19,622)       197,489        (10,822)
   Unrealized gains (losses) on securities available
    for sale                                                 109,159        (47,328)       156,487       (227,826)       336,985
   Foreign currency translation adjustments                  (55,914)       (75,067)        19,152        (68,474)        12,559
--------------------------------------------------------------------------------------------------------------------------------
      Total shareholder's equity                           2,868,971      2,303,525        565,446      2,313,268        555,703
--------------------------------------------------------------------------------------------------------------------------------
      Total liabilities, minority interest and
       shareholder's equity                               86,384,465     77,552,596      8,831,868     79,591,387      6,793,077
================================================================================================================================

                                       20

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

2. Consolidated Statements of Operations

=======================================================================================================================
                                                          For the six months ended      Increase/    For the year ended
                                                                September 30,          (Decrease)      March 31, 2003
(in millions of yen)                                       2003(A)        2002(B)      (A) - (B)
=======================================================================================================================
Ordinary income:
   Interest income:                                          603,955        712,144       (108,188)           1,347,905
      Interest on loans and discounts                        402,930        451,593        (48,663)             886,442
      Interest and dividends on securities                    92,911        105,417        (12,505)             216,381
      Other interest income                                  108,113        155,133        (47,019)             245,082
   Trust fees                                                  8,622          9,401           (778)              18,515
   Fees and commissions                                      207,171        177,676         29,495              377,440
   Trading profits                                            75,464         53,480         21,984               76,654
   Other business income                                     124,903        111,218         13,684              218,914
   Other ordinary income                                      63,680         79,451        (15,770)             146,742
-----------------------------------------------------------------------------------------------------------------------
Total ordinary income                                      1,083,798      1,143,372        (59,574)           2,186,174
-----------------------------------------------------------------------------------------------------------------------
Ordinary expenses:
   Interest expense:                                         180,704        290,445       (109,740)             491,872
      Interest on deposits                                    70,975         93,290        (22,314)             183,936
      Interest on debentures and amortization
       of debenture discounts                                  2,312          5,707         (3,394)               8,504
      Other interest expense                                 107,415        191,447        (84,032)             299,431
   Fees and commissions                                       31,144         30,117          1,026               66,074
   Trading losses                                              5,389         11,185         (5,795)                  --
   Other business expenses                                    81,745         37,575         44,169               72,104
   General and administrative expenses                       426,162        416,701          9,461              855,093
   Other ordinary expenses                                   152,464        509,797       (357,332)             973,652
-----------------------------------------------------------------------------------------------------------------------
Total ordinary expenses                                      877,612      1,295,823       (418,210)           2,458,796
-----------------------------------------------------------------------------------------------------------------------
Ordinary profit (loss)                                       206,186       (152,450)       358,636             (272,622)
-----------------------------------------------------------------------------------------------------------------------
Special gains                                                239,472         21,969        217,502               39,919
Special losses                                                10,304         13,374         (3,070)              24,658
-----------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and others                 435,354       (143,855)       579,209             (257,361)
-----------------------------------------------------------------------------------------------------------------------
Income taxes-current                                          44,584         34,097         10,486               54,906
Income taxes-deferred                                        130,817        (25,646)       156,464             (178,443)
Minority interest                                             23,332          5,034         18,298                4,293
-----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                            236,619       (157,341)       393,960             (138,117)
=======================================================================================================================

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

3. Consolidated Statement of Capital Surplus and Retained Earnings

==========================================================================================================================
                                                                                                  Increase/        As of
                                                                       As of September 30,       (Decrease)      March 31,
(in millions of yen)                                                  2003(A)      2002(B)        (A) - (B)       2003(C)
==========================================================================================================================
Balance of capital surplus at beginning of period                     681,928        595,925         86,003        595,925
Increase:                                                                  --             --             --         86,003
   Issuance of common stock due to capital increase                        --             --             --         86,003
--------------------------------------------------------------------------------------------------------------------------
Balance of capital surplus at end of period                           681,928        595,925         86,003        681,928
--------------------------------------------------------------------------------------------------------------------------
Balance of retained earnings at beginning of period                   858,177      1,026,305       (168,127)     1,026,305
Increase:                                                             247,441          5,805        241,636          7,021
   Net income                                                         236,619             --        236,619             --
   Reduction in land revaluation excess                                10,822          3,066          7,755          4,130
   Change in ownership percentage to a consolidated subsidiary
    due to stock repurchase by the subsidiary                              --          2,738         (2,738)         2,648
   Decrease in consolidated companies accounted for by the
    equity method                                                          --             --             --            242
Decrease:                                                             (30,460)      (194,371)       163,910       (175,148)
   Net loss                                                                --       (157,341)       157,341       (138,117)
   Cash dividends                                                     (30,457)       (17,384)       (13,073)       (17,384)
   Bonuses to directors of consolidated subsidiaries                       (3)            (3)            (0)            (3)
   Change in ownership percentage to consolidated subsidiaries and a company accounted for by the equity method due to
    their merger                                                           --        (15,896)        15,896        (15,896)
   Increase in consolidated subsidiaries and companies
    accounted for by the equity method                                     --         (3,746)         3,746         (3,746)
--------------------------------------------------------------------------------------------------------------------------
Balance of retained earnings at end of period                       1,075,158        837,738        237,420        858,177
==========================================================================================================================

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)
(Japanese GAAP)

4. Non-Consolidated Balance Sheets

================================================================================================================================
                                                                                        Increase/       As of         Increase/
                                                             As of September 30,       (Decrease)      March 31,     (Decrease)
(in millions of yen)                                       2003(A)        2002(B)      (A) - (B)        2003(C)      (A) - (C)
================================================================================================================================
Assets:
   Cash and due from banks                                 8,646,356      5,511,564      3,134,792      7,107,314      1,539,041
   Call loans                                                787,828        649,635        138,192        478,160        309,667
   Receivables under resale agreements                        57,964         90,258        (32,293)       156,108        (98,144)
   Receivables under securities borrowing
    transactions                                           3,103,441        786,853      2,316,587        787,680      2,315,760
   Commercial paper and other debt purchased                 286,902        355,718        (68,816)       293,492         (6,589)
   Trading assets                                          4,456,764      4,014,899        441,864      4,150,726        306,037
   Money held in trust                                       407,977        288,981        118,996        365,381         42,595
   Investment securities                                  16,038,996     15,951,226         87,769     16,351,043       (312,046)
   Allowance for losses on investment
   securities                                                 (2,856)        (4,125)         1,268         (2,067)          (789)
   Loans and bills discounted                             34,260,461     34,163,445         97,015     34,724,836       (464,375)
   Foreign exchanges                                         584,631        608,187        (23,556)       603,344        (18,713)
   Other assets                                            2,487,755      1,467,973      1,019,781      1,247,816      1,239,939
   Premises and equipment                                    612,419        660,011        (47,592)       637,663        (25,244)
   Deferred debenture discounts and other costs                   --             18            (18)            --             --
   Deferred tax assets                                       786,838        889,466       (102,628)     1,018,553       (231,715)
   Customers' liabilities for acceptances and
   guarantees                                              3,708,476      4,672,858       (964,382)     3,795,648        (87,172)
   Allowance for loan losses                                (579,522)      (903,592)       324,070       (809,374)       229,851
--------------------------------------------------------------------------------------------------------------------------------
      Total assets                                        75,644,432     69,203,381      6,441,051     70,906,329      4,738,103
================================================================================================================================
Liabilities:
   Deposits                                               50,397,958     45,715,654      4,682,304     47,827,174      2,570,784
   Negotiable certificates of deposit                      2,766,399      1,800,029        966,369      2,720,083         46,315
   Debentures                                                517,498      1,198,694       (681,196)       636,060       (118,561)
   Call money                                              1,669,275      1,588,388         80,887      2,364,965       (695,690)
   Payables under repurchase agreements                    2,564,436      2,079,826        484,610      2,149,826        414,609
   Payables under securities lending transactions          1,014,511      1,556,867       (542,356)     1,273,929       (259,418)
   Bills sold                                              2,113,200        593,300      1,519,900        576,500      1,536,700
   Commercial paper                                               --        105,700       (105,700)        15,000        (15,000)
   Trading liabilities                                       921,379      1,293,586       (372,206)     1,273,940       (352,560)
   Borrowed money                                          1,592,983      1,672,654        (79,671)     1,588,979          4,003
   Foreign exchanges                                         905,401        632,379        273,022        514,781        390,620
   Short-term corporate bonds                                213,500             --        213,500         10,000        203,500
   Bonds and notes                                         2,438,260      2,070,405        367,855      2,203,400        234,860
   Bonds with warrants                                            --        245,123       (245,123)            --             --
   Other liabilities                                       1,918,821      1,574,827        343,993      1,588,857        329,963
   Reserve for employees' bonuses                              6,515          7,439           (924)         6,945           (429)
   Reserve for employees' retirement benefits                  9,914          5,743          4,171          6,691          3,223
   Reserve for losses on real
    estate-collateralized loans sold                              --          1,687         (1,687)            --             --
   Reserve for financial assistance to specific
    borrowers                                                  1,371         10,336         (8,965)            --          1,371
   Reserve for expenses related to EXPO 2005 Japan                64             --             64             31             33
   Reserves under special laws                                    31             58            (26)            58            (26)
   Deferred tax liabilities on land revaluation excess       126,697        126,371            325        133,453         (6,756)
   Acceptances and guarantees                              3,708,476      4,672,858       (964,382)     3,795,648        (87,172)
--------------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                   72,886,696     66,951,931      5,934,765     68,686,327      4,200,368
--------------------------------------------------------------------------------------------------------------------------------
Shareholder's equity:
   Capital stock                                             871,973        785,969         86,003        871,973             --
   Capital surplus                                           681,928        595,925         86,003        681,928             --
      Capital reserve                                        681,928        595,925         86,003        681,928             --
   Retained earnings                                         923,101        724,210        198,891        712,972        210,129
      Revenue reserve                                        190,044        190,044             --        190,044             --
      Voluntary reserves                                     475,701        592,908       (117,206)       592,908       (117,206)
      Unappropriated profit                                  257,355        (58,742)       316,097        (69,979)       327,335
         Net income                                          229,764        (79,815)       309,579        (92,116)       321,881
   Land revaluation excess                                   186,740        206,360        (19,620)       197,563        (10,822)
   Unrealized gains (losses) on securities available
    for sale                                                  93,992        (61,015)       155,007       (244,435)       338,427
--------------------------------------------------------------------------------------------------------------------------------
      Total shareholder's equity                           2,757,736      2,251,449        506,286      2,220,001        537,734
--------------------------------------------------------------------------------------------------------------------------------
      Total liabilities, minority interest and
       shareholder's equity                               75,644,432     69,203,381      6,441,051     70,906,329      4,738,103
================================================================================================================================

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

5. Non-Consolidated Statements of Operations

=======================================================================================================================
                                                        For the six months ended        Increase/
                                                               September 30,           (Decrease)    For the year ended
(in millions of yen)                                       2003(A)        2002(B)      (A) - (B)       March 31, 2003
=======================================================================================================================
Ordinary income:
   Interest income:                                          457,325        550,839        (93,514)           1,034,757
      Interest on loans and discounts                        288,121        326,177        (38,055)             635,436
      Interest and dividends on securities                    89,064         86,962          2,102              191,193
   Fees and commissions                                       97,727         89,221          8,505              186,807
   Trading profits                                            33,116         30,147          2,969               49,467
   Other business income                                     128,722        103,771         24,951              211,157
   Other ordinary income                                      59,892         83,813        (23,920)             129,082
-----------------------------------------------------------------------------------------------------------------------
Total ordinary income                                        776,784        857,792        (81,008)           1,611,272
-----------------------------------------------------------------------------------------------------------------------
Ordinary expenses:
   Interest expense:                                         138,823        231,968        (93,145)             381,843
      Interest on deposits                                    55,706         81,391        (25,684)             148,216
      Interest on debentures and amortization of
       debenture discounts                                     2,312          5,631         (3,319)               8,413
   Fees and commissions                                       24,369         27,210         (2,840)              53,833
   Trading losses                                              4,920             --          4,920                   --
   Other business expenses                                    82,293         31,961         50,431               70,110
   General and administrative expenses                       256,642        258,738         (2,096)             508,060
   Other ordinary expenses                                   120,635        461,291       (340,655)             897,463
-----------------------------------------------------------------------------------------------------------------------
Total ordinary expenses                                      627,783      1,011,170       (383,387)           1,911,312
-----------------------------------------------------------------------------------------------------------------------
Ordinary profit (loss)                                       149,001       (153,377)       302,379             (300,040)
-----------------------------------------------------------------------------------------------------------------------
Special gains                                                246,160         18,626        227,534               33,532
Special losses                                                 9,171         10,972         (1,801)              20,825
-----------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and others                 385,990       (145,723)       531,714             (287,333)
-----------------------------------------------------------------------------------------------------------------------
Income taxes-current                                          27,861         17,851         10,010               22,925
Income taxes-deferred                                        128,365        (83,759)       212,124             (218,141)
-----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                            229,764        (79,815)       309,579              (92,116)
-----------------------------------------------------------------------------------------------------------------------
Unappropriated retained earnings brought forward              16,769         18,006         (1,237)              18,006
Reduction in land revaluation excess                          10,822          3,066          7,755                4,130
Unappropriated retained earnings                             257,355        (58,742)       316,097              (69,979)
=======================================================================================================================

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

6. Notional principal or contract amount, market value and valuation gains (losses) on derivatives

a. Interest rate-related transactions

                                                           (in millions of yen)
-------------------------------------------------------------------------------
                                        As of September 30, 2003
                            ---------------------------------------------------
                            Notional principal                  Valuation gains
                            or contract amount   Market value       (losses)
-------------------------------------------------------------------------------
Exchange-traded
   ----------------------------------------------------------------------------
   Futures                          14,060,343        (13,283)          (13,283)
   ----------------------------------------------------------------------------
   Options                          22,021,680          1,398               851
-------------------------------------------------------------------------------
Over-the-counter
   ----------------------------------------------------------------------------
   FRAs                              4,290,049         (2,216)           (2,216)
   ----------------------------------------------------------------------------
   Swaps                           211,025,812         91,790            91,790
   ----------------------------------------------------------------------------
   Others                           10,766,900          3,665            10,458
-------------------------------------------------------------------------------
Total                                                  81,353            87,599
-------------------------------------------------------------------------------
Note: Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the above table.

b. Foreign exchange-related transactions

                                                           (in millions of yen)
-------------------------------------------------------------------------------
                                        As of September 30, 2003
-------------------------------------------------------------------------------
                            Notional principal                  Valuation gains
                                  amount         Market value       (losses)
-------------------------------------------------------------------------------
Exchange-traded
   ----------------------------------------------------------------------------
   Futures                               5,736             --                --
   ----------------------------------------------------------------------------
   Options                                  --             --                --
-------------------------------------------------------------------------------
Over-the-counter
   ----------------------------------------------------------------------------
   Swaps                             8,697,795        (31,579)          (31,579)
   ----------------------------------------------------------------------------
   Forward contracts                39,816,751        (58,805)          (58,805)
   ----------------------------------------------------------------------------
   Options                           8,282,699         (3,728)           15,288
-------------------------------------------------------------------------------
Total                                                 (94,113)          (75,096)
-------------------------------------------------------------------------------
Notes: 1. Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the above table.
       2. Forward exchange contracts and currency options are included in the above table from this interim fiscal year.
       3. Currency swaps which are accounted for by an accrual basis are not included in the above table.

c. Equity-related transactions                             (in millions of yen)
-------------------------------------------------------------------------------
                                        As of September 30, 2003
                            ---------------------------------------------------
                            Notional principal                  Valuation gains
                            or contract amount   Market value       (losses)
-------------------------------------------------------------------------------
Exchange-traded
   ----------------------------------------------------------------------------
   Futures                              69,132            129               129
   ----------------------------------------------------------------------------
   Options                              18,477            179                91
-------------------------------------------------------------------------------
Over-the-counter
   ----------------------------------------------------------------------------
   Options                              58,442            536               241
   ----------------------------------------------------------------------------
   Index swaps                              38             --                --
   ----------------------------------------------------------------------------
   Index forwards                        1,705             (4)               (4)
-------------------------------------------------------------------------------
Total                                                     840               457
-------------------------------------------------------------------------------
Note: Valuation gains (losses) are recognized in the consolidated statement of operations.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

d. Bond-related transactions                               (in millions of yen)
-------------------------------------------------------------------------------
                                        As of September 30, 2003
                            ---------------------------------------------------
                            Notional principal                  Valuation gains
                            or contract amount   Market value       (losses)
-------------------------------------------------------------------------------
Exchange-traded
   ----------------------------------------------------------------------------
   Futures                           1,273,639         (2,033)           (2,033)
   ----------------------------------------------------------------------------
   Options                             172,941            (86)              324
-------------------------------------------------------------------------------
Over-the-counter
   ----------------------------------------------------------------------------
   Options                           1,485,328           (898)               98
   ----------------------------------------------------------------------------
Total                                                  (3,018)           (1,611)
-------------------------------------------------------------------------------
Note: Valuation gains (losses) are recognized in the consolidated statement of operations. Derivatives which qualify for hedge-accounting are not included in the above table.

e. Commodity-related transactions                          (in millions of yen)
-------------------------------------------------------------------------------
                                        As of September 30, 2003
                            ---------------------------------------------------
                            Notional principal                  Valuation gains
                            or contract amount   Market value       (losses)
-------------------------------------------------------------------------------
Exchange-traded
   ----------------------------------------------------------------------------
   Futures                               5,957            384               384
   ----------------------------------------------------------------------------
   Options                                 348            (18)              (12)
-------------------------------------------------------------------------------
Over-the-counter
   ----------------------------------------------------------------------------
   Options                             266,091           (173)             (173)
   ----------------------------------------------------------------------------
   Swaps                                39,847          1,090               734
-------------------------------------------------------------------------------
Total                                                   1,282               933
-------------------------------------------------------------------------------

Notes: 1. Valuation gains (losses) are recognized in the consolidated statement of operations.
       2. Commodities are primarily related to petroleum.

f. Credit derivatives                                      (in millions of yen)
-------------------------------------------------------------------------------
                                        As of September 30, 2003
                            ---------------------------------------------------
                            Notional principal
                            or contract amount   Market value   Valuation gains
-------------------------------------------------------------------------------
Over-the-counter
   ----------------------------------------------------------------------------
   Credit default options              900,418         29,104            29,104
-------------------------------------------------------------------------------
Note: Valuation gains are recognized in the consolidated statement of operations.

g. Others                                                  (in millions of yen)
-------------------------------------------------------------------------------
                                        As of September 30, 2003
                            ---------------------------------------------------
                            Notional principal
                            or contract amount   Market value   Valuation gains
-------------------------------------------------------------------------------
Over-the-counter
   ----------------------------------------------------------------------------
   Weather derivatives                     490            (19)               20
-------------------------------------------------------------------------------
Note: Valuation gains are recognized in the consolidated statement of operations.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

[Reference]

1. Derivatives qualified for hedge-accounting [Consolidated]

                                            (in billions of yen)
----------------------------------------------------------------
                                    As of September 30, 2003
----------------------------------------------------------------
                               Notional principal
                               or contract amount   Market value
----------------------------------------------------------------
Interest rate futures                     4,268.8           (6.4)
----------------------------------------------------------------
Interest rate swaps                      20,465.3           86.1
----------------------------------------------------------------
Currency swaps                            2,593.9           27.2
----------------------------------------------------------------
Other interest rate-related
transactions                                  3.9            0.0
----------------------------------------------------------------
Others                                      350.7           (0.0)
----------------------------------------------------------------
Total                                                      106.8
----------------------------------------------------------------
Note : Derivatives which are accounted for on an accrual basis based on "Accounting standard for financial instruments" are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows:

                                                          (in billions of yen)
------------------------------------------------------------------------------
                                          As of September 30, 2003
                              ------------------------------------------------
                                          Due after 1
                              Due within  year through   Due after
                                1 year      5 years       5 years      Total
------------------------------------------------------------------------------
Receive-fix/pay-floater          6,118.5       7,608.8        871.5   14,598.9
------------------------------------------------------------------------------
Receive floater/pay-fix          2,697.3       2,154.3        991.9    5,843.6
------------------------------------------------------------------------------
Receive floater/pay-floater         12.7            --         10.0       22.7
------------------------------------------------------------------------------
Total                            8,828.6       9,763.1      1,873.5   20,465.3
------------------------------------------------------------------------------

2. Deferred gains (losses) [Consolidated]

                                                           (in billions of yen)
-------------------------------------------------------------------------------
                                         As of September 30, 2003
                            ---------------------------------------------------
                            Deferred gains  Deferred losses  Net gains (losses)
                                 (A)             (B)              (A) - (B)
-------------------------------------------------------------------------------
Interest rate futures                 31.4             29.8                 1.5
-------------------------------------------------------------------------------
Interest rate swaps                  278.4            275.9                 2.4
-------------------------------------------------------------------------------
Currency swaps                        39.1             34.4                 4.6
-------------------------------------------------------------------------------
Other interest rate-
related transactions                   3.7              3.3                 0.3
-------------------------------------------------------------------------------
Others                                23.0             25.4                (2.4)
-------------------------------------------------------------------------------
Total                                375.6            369.1                 6.5
-------------------------------------------------------------------------------
Note : Deferred gains (losses) attributable to the macro hedge accounting as of September 30, 2003 are included in the above table.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

7. Financial Results (The Bank of Tokyo-Mitsubishi, Ltd. and Consolidated Subsidiaries)

                                                                                           (in millions of yen)
===============================================================================================================
                                                         Six months ended       Increase/      Six months ended
                                                          September 30,        (Decrease)        September 30,
                                                             2003 (A)           (A) - (B)          2002 (B)
===============================================================================================================
Gross profits                                                     722,151             26,678            695,473
   ------------------------------------------------------------------------------------------------------------
   Net interest income                                            424,269              1,694            422,574
   ------------------------------------------------------------------------------------------------------------
   Trust fees                                                       8,622               (778)             9,401
   ------------------------------------------------------------------------------------------------------------
   Net fees and commissions                                       176,026             28,468            147,558
   ------------------------------------------------------------------------------------------------------------
   Net trading profits                                             70,074             27,779             42,295
   ------------------------------------------------------------------------------------------------------------
   Net other business income                                       43,157            (30,485)            73,643
      ---------------------------------------------------------------------------------------------------------
      Net gains on debt securities                                (16,876)           (47,208)            30,332
---------------------------------------------------------------------------------------------------------------
General and administrative expenses                               401,872              6,688            395,184
---------------------------------------------------------------------------------------------------------------
Net business profits before provision for formula
 allowance for loan losses                                        320,278             19,990            300,288
---------------------------------------------------------------------------------------------------------------
Provision for formula allowance for loan losses (1)                    --            (58,147)            58,147
---------------------------------------------------------------------------------------------------------------
Net business profits*                                             320,278             78,137            242,141
---------------------------------------------------------------------------------------------------------------
Net non-recurring losses                                         (114,092)           280,499           (394,591)
   ------------------------------------------------------------------------------------------------------------
   Credit related costs (2)                                       (84,402)            45,001           (129,404)
      ---------------------------------------------------------------------------------------------------------
      Losses on loan charge-offs                                  (46,957)            45,079            (92,036)
      ---------------------------------------------------------------------------------------------------------
      Provision for specific allowance for loan losses                 --             (9,354)             9,354
      ---------------------------------------------------------------------------------------------------------
      Losses on sales of loans to the Resolution and
       Collection Corporation                                     (14,020)            28,413            (42,433)
      ---------------------------------------------------------------------------------------------------------
      Other credit related costs                                  (23,424)           (19,135)            (4,289)
   ------------------------------------------------------------------------------------------------------------
   Net losses on equity securities                                (11,282)           164,169           (175,451)
      ---------------------------------------------------------------------------------------------------------
      Gains on sales of equity securities                          30,464             (9,941)            40,405
      ---------------------------------------------------------------------------------------------------------
      Losses on sales of equity securities                        (40,107)            19,467            (59,575)
      ---------------------------------------------------------------------------------------------------------
      Losses on write down of equity securities                    (1,638)           154,643           (156,282)
   ------------------------------------------------------------------------------------------------------------
   Equity in loss of affiliates                                      (771)             6,979             (7,751)
   ------------------------------------------------------------------------------------------------------------
   Other                                                          (17,635)            64,348            (81,983)
===============================================================================================================
Ordinary profit (loss)                                            206,186            358,636           (152,450)
===============================================================================================================
Net special gains                                                 229,167            220,573              8,594
   ------------------------------------------------------------------------------------------------------------
   Reversal of allowance for loan losses (3)                      166,175            166,175                 --
   ------------------------------------------------------------------------------------------------------------
   Refund of enterprise taxes by the Tokyo Metropolitan
    Government                                                     32,117             32,117                 --
   ------------------------------------------------------------------------------------------------------------
   Gains on transfer of the substitutional portion of
    future pension obligations                                     26,503             26,503                 --
   ------------------------------------------------------------------------------------------------------------
   Gain on loans charged-off (4)                                   12,535             (6,872)            19,407
---------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and others                      435,354            579,209           (143,855)
---------------------------------------------------------------------------------------------------------------
Income taxes-current                                               44,584             10,486             34,097
---------------------------------------------------------------------------------------------------------------
Income taxes-deferred                                             130,817            156,464            (25,646)
---------------------------------------------------------------------------------------------------------------
Minority interest                                                  23,332             18,298              5,034
===============================================================================================================
Net income (loss)                                                 236,619            393,960           (157,341)
===============================================================================================================
Note:
*  Net business profits = Net business profits of The Bank of Tokyo-Mitsubishi,
   Ltd. + Other consolidated entities' gross profits - Other consolidated entities' general and administrative expenses - Other consolidated entities'
   provision for formula allowance for loan losses - Inter-company transactions.

(Reference)
===============================================================================================================
Total credit costs  (1)+(2)+(3)                                   (81,772)          (269,324)           187,552
===============================================================================================================
===============================================================================================================
Total credit costs + Gain on loans charged-off
 (1)+(2)+(3)+(4)                                                  (94,307)          (262,452)           168,144
===============================================================================================================
===============================================================================================================
Number of consolidated subsidiaries                                   144                (14)               158
---------------------------------------------------------------------------------------------------------------
Number of affiliated companies accounted for by the
 equity method                                                         23                 (2)                25
===============================================================================================================

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

Financial Results (The Bank of Tokyo-Mitsubishi, Ltd.)
                                                                        (in millions of yen)
============================================================================================
                                                   Six months                   Six months
                                                     ended         Increase/      ended
                                                  September 30,   (Decrease)   September 30,
                                                     2003 (A)      (A) - (B)      2002 (B)
============================================================================================
Gross profits                                           467,403      (16,311)        483,715
   -----------------------------------------------------------------------------------------
   Domestic gross profits                               222,433      (35,447)        257,881
      --------------------------------------------------------------------------------------
      Net interest income                               208,647        3,241         205,405
      --------------------------------------------------------------------------------------
      Net fees and commissions                           43,472       12,126          31,346
      --------------------------------------------------------------------------------------
      Net trading profits                                 1,782       (9,362)         11,144
      --------------------------------------------------------------------------------------
      Net other business income                         (31,469)     (41,453)          9,984
         -----------------------------------------------------------------------------------
         Net gains (losses) on debt securities          (22,995)     (36,211)         13,215
   -----------------------------------------------------------------------------------------
   Non-domestic gross profits                           244,969       19,136         225,833
      --------------------------------------------------------------------------------------
      Net interest income                               110,872       (3,468)        114,340
      --------------------------------------------------------------------------------------
      Net fees and commissions                           29,884         (780)         30,664
      --------------------------------------------------------------------------------------
      Net trading profits                                26,413        7,410          19,002
      --------------------------------------------------------------------------------------
      Net other business income                          77,799       15,973          61,825
         -----------------------------------------------------------------------------------
         Net gains on debt securities                     4,903      (12,564)         17,468
--------------------------------------------------------------------------------------------
General and administrative expenses                     232,351       (4,869)        237,221
   -----------------------------------------------------------------------------------------
   Personnel expenses                                    89,505       (3,971)         93,476
   -----------------------------------------------------------------------------------------
   Non-personnel expenses                               130,279       (2,084)        132,364
   -----------------------------------------------------------------------------------------
   Taxes                                                 12,566        1,185          11,381
--------------------------------------------------------------------------------------------
Net business profits before
 provision for formula allowance for loan losses        235,051      (11,441)        246,493
--------------------------------------------------------------------------------------------
Provision for formula allowance for loan
 losses (1)                                                  --      (59,531)         59,531
--------------------------------------------------------------------------------------------
Net business profits                                    235,051       48,089         186,962
--------------------------------------------------------------------------------------------
Net non-recurring losses                                (86,050)     254,289        (340,340)
   -----------------------------------------------------------------------------------------
   Credit related costs (2)                             (61,972)      34,743         (96,715)
      --------------------------------------------------------------------------------------
      Losses on loan charge-offs                        (23,696)      65,225         (88,921)
      --------------------------------------------------------------------------------------
      Provision for specific allowance for loan
       losses                                                --      (40,222)         40,222
      --------------------------------------------------------------------------------------
      Losses on sale of domestic bad loans and
       similar claims                                   (17,181)      25,301         (42,483)
      --------------------------------------------------------------------------------------
      Losses on financial assistance to
       subsidiaries                                      (1,371)       9,081         (10,452)
      --------------------------------------------------------------------------------------
      Provision for allowance for loans to
       specific foreign borrowers                            --      (12,157)         12,157
      --------------------------------------------------------------------------------------
      Other credit related costs                        (19,723)     (12,483)         (7,239)
--------------------------------------------------------------------------------------------
   Net gains (losses) on equity securities                5,930      162,544        (156,613)
      --------------------------------------------------------------------------------------
      Gains on sales of equity securities                50,030      (11,396)         61,426
      --------------------------------------------------------------------------------------
      Losses on sales of equity securities              (40,127)      19,401         (59,528)
      --------------------------------------------------------------------------------------
      Losses on write down of equity securities
       and provision for allowance for losses on
       investment securities                             (3,972)     154,539        (158,511)
   -----------------------------------------------------------------------------------------
   Others                                               (30,009)      57,001         (87,010)
============================================================================================
Ordinary profit (loss)                                  149,001      302,379        (153,377)
============================================================================================
Net special gains                                       236,989      229,335           7,654
   -----------------------------------------------------------------------------------------
   Reversal of allowance for loan losses (3)            172,744      172,744              --
   -----------------------------------------------------------------------------------------
   Refund of enterprise taxes by the Tokyo
    Metropolitan Government                              32,117       32,117              --
   -----------------------------------------------------------------------------------------
   Gains on transfer of the substitutional
    portion of future pension obligations                26,503       26,503              --
   -----------------------------------------------------------------------------------------
   Gain on loans charged-off (4)                         12,790       (3,321)         16,111
--------------------------------------------------------------------------------------------
Income (loss) before income taxes                       385,990      531,714        (145,723)
--------------------------------------------------------------------------------------------
Income taxes-current                                     27,861       10,010          17,851
--------------------------------------------------------------------------------------------
Income taxes-deferred                                   128,365      212,124         (83,759)
============================================================================================
Net income (loss)                                       229,764      309,579         (79,815)
============================================================================================
============================================================================================
   Total credit costs (1)+(2)+(3)                      (110,772)    (267,019)        156,247
============================================================================================
============================================================================================
   Total credit costs + Gain on loans
    charged-off (1)+(2)+(3)+(4)                        (123,562)    (263,698)        140,135
============================================================================================

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

8. Average interest rate spread

[Non-Consolidated]                                       (percentage per annum)
-------------------------------------------------------------------------------
                                          For the six months ended
                                                 September 30,        Increase/
                                          ------------------------   (Decrease)
                                            2003(A)       2002(B)    (A) - (B)
-------------------------------------------------------------------------------
Total average interest
 rate on interest-earning assets (a)             1.55         1.89        (0.34)
   ----------------------------------------------------------------------------
   Average interest rate on Loans and
    bills discounted                             1.67         1.88        (0.21)
   ----------------------------------------------------------------------------
   Average interest rate on Investment
    securities                                   0.94         1.03        (0.08)
-------------------------------------------------------------------------------
Total average interest rate on
 interest-bearing liabilities (b)                1.17         1.56        (0.38)
   ----------------------------------------------------------------------------
   Average interest rate on Deposits,
    NCD and Debentures                           0.23         0.36        (0.13)
   ----------------------------------------------------------------------------
   Average interest rate on external
    liabilities                                  0.98         1.32        (0.33)
-------------------------------------------------------------------------------
Total average interest rate spread
 (a)-(b)                                         0.37         0.33         0.04
-------------------------------------------------------------------------------

Average interest rate spread in domestic
 business segment:                                       (percentage per annum)
-------------------------------------------------------------------------------
Total average interest rate on
 interest-earning assets (a)                     1.09         1.13        (0.03)
   ----------------------------------------------------------------------------
   Average interest rate on Loans and
    bills discounted                             1.46         1.56        (0.10)
   ----------------------------------------------------------------------------
   Average interest rate on Investment
    securities                                   0.45         0.47        (0.01)
-------------------------------------------------------------------------------
Total average interest rate on
 interest-bearing liabilities (b)                0.81         0.91        (0.10)
   ----------------------------------------------------------------------------
   Average interest rate on
    Deposits, NCD and Debentures                 0.03         0.07        (0.03)
   ----------------------------------------------------------------------------
   Average interest rate on external
    liabilities                                  0.73         0.96        (0.22)
-------------------------------------------------------------------------------
Total average interest rate spread
 (a)-(b)                                         0.28         0.22         0.06
-------------------------------------------------------------------------------

9. Valuation Differences on Securities
(1) Valuation method of securities
--------------------------------------------------------------------------------
Trading securities     Market value (valuation differences are recorded as
                       profits or loses)
--------------------------------------------------------------------------------
Debt securities        Amortized cost
being held to
maturity
--------------------------------------------------------------------------------
Securities             Market value (valuation differences are included in
available for sale     shareholders' equity, net of income taxes)
--------------------------------------------------------------------------------

(Reference) Securities in money held in trust
--------------------------------------------------------------------------------
Trading purposes       Market value (valuation differences are recorded as
                       profits or loses)
--------------------------------------------------------------------------------
Being held to          Amortized cost
maturity
--------------------------------------------------------------------------------
Other                  Market value (valuation differences are included in
                       shareholders' equity, net of income taxes)
--------------------------------------------------------------------------------

(2) Valuation differences
[Consolidated]                                                                                                  (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                           As of September 30, 2003            As of September 30, 2002       As of March 31, 2003
------------------------------------------------------------------------------------------------------------------------------------
                                 Valuation differences                        Valuation differences        Valuation differences
                                          ----------------------------------            -----------------            ---------------
                                   (A)    (A)-(B)  (A)-(C)    Gains  Losses      (B)     Gains   Losses      (C)      Gains  Losses
------------------------------------------------------------------------------------------------------------------------------------
  Debt securities being held
  to maturity                      1,954      674        13    1,955       0     1,279    1,358        79     1,940    1,942       1
  ----------------------------------------------------------------------------------------------------------------------------------
  Securities available
  for sale                       184,682  263,658   431,626  482,353 297,671   (78,976) 388,217   467,194  (246,944) 298,039 544,984
     -------------------------------------------------------------------------------------------------------------------------------
     Domestic equity securities  212,969  336,443   503,374  409,682 196,713  (123,474) 278,540   402,014  (290,404) 168,888 459,293
     -------------------------------------------------------------------------------------------------------------------------------
     Domestic bonds              (49,474) (97,452) (114,633)  11,793  61,267    47,977   48,951       973    65,158   67,259   2,100
     -------------------------------------------------------------------------------------------------------------------------------
     Other                        21,187   24,667    42,885   60,878  39,690    (3,480)  60,725    64,206   (21,698)  61,892  83,590
  ----------------------------------------------------------------------------------------------------------------------------------
  Total                          186,636  264,333   431,639  484,308 297,672   (77,697) 389,576   467,273  (245,003) 299,982 544,985
     -------------------------------------------------------------------------------------------------------------------------------
     Domestic equity securities  212,969  336,443   503,374  409,682 196,713  (123,474) 278,540   402,014  (290,404) 168,888 459,293
     -------------------------------------------------------------------------------------------------------------------------------
     Domestic bonds              (49,474) (97,452) (114,633)  11,793  61,267    47,977   48,951       973    65,158   67,259   2,100
     -------------------------------------------------------------------------------------------------------------------------------
     Other                        23,141   25,342    42,898   62,833  39,691    (2,201)  62,084    64,285   (19,757)  63,834  83,591
------------------------------------------------------------------------------------------------------------------------------------

[Non-Consolidated]                                                                                              (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                           As of September 30, 2003            As of September 30, 2002       As of March 31, 2003
------------------------------------------------------------------------------------------------------------------------------------
                                 Valuation differences                        Valuation differences        Valuation differences
                                          ----------------------------------            -----------------            ---------------
                                   (A)    (A)-(B)  (A)-(C)    Gains  Losses      (B)     Gains   Losses      (C)      Gains  Losses
------------------------------------------------------------------------------------------------------------------------------------
  Debt securities being held
   to maturity                       118       28      (168)     119       0        89       91         1       286      287       1
  ----------------------------------------------------------------------------------------------------------------------------------
  Stock of subsidiaries and
   affiliates                    391,931   90,741   195,686  391,992      60   301,190  312,636    11,445   196,245  270,299  74,054
  ----------------------------------------------------------------------------------------------------------------------------------
  Securities available for sale  157,546  255,927   434,703  450,214 292,668   (98,380) 359,506   457,887  (277,157) 259,275 536,432
     -------------------------------------------------------------------------------------------------------------------------------
     Domestic equity securities  208,488  330,526   499,018  404,742 196,253  (122,038) 272,706   394,744  (290,529) 163,410 453,940
     -------------------------------------------------------------------------------------------------------------------------------
     Domestic bonds              (49,474) (97,452) (114,640)  11,792  61,267    47,977   48,951       973    65,165   67,259   2,094
     -------------------------------------------------------------------------------------------------------------------------------
     Other                        (1,467)  22,852    50,325   33,678  35,146   (24,320)  37,849    62,169   (51,793)  28,605  80,398
  ----------------------------------------------------------------------------------------------------------------------------------
  Total                          549,596  346,697   630,222  842,325 292,729   202,899  672,234   469,335   (80,626) 529,862 610,488
     -------------------------------------------------------------------------------------------------------------------------------
     Domestic equity securities  279,796  408,464   641,377  476,061 196,265  (128,668) 277,522   406,190  (361,581) 166,412 527,994
     -------------------------------------------------------------------------------------------------------------------------------
     Domestic bonds              (49,474) (97,452) (114,640)  11,792  61,267    47,977   48,951       973    65,165   67,259   2,094
     -------------------------------------------------------------------------------------------------------------------------------
     Other                       319,275   35,685   103,485  354,471  35,196   283,589  345,761    62,171   215,789  296,190  80,400
------------------------------------------------------------------------------------------------------------------------------------

                                       30

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

10. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

[Consolidated]                                              (in billions of yen except percentages)
---------------------------------------------------------------------------------------------------
                                     As of
                                 September 30,
                                    2003 (A)    Increase/   Increase/        As of          As of
                                 (Preliminary   (Decrease)  (Decrease)   September 30,    March 31,
                                     basis)      (A) - (B)  (A) - (C)       2002 (B)      2003 (C)
---------------------------------------------------------------------------------------------------
(1) Risk-adjusted capital ratio          11.89%       1.46%       1.45%          10.43%       10.43%
(2) Tier 1 capital                     2,882.2       456.3       481.9         2,425.8      2,400.2
(3) Tier 2 capital includable
    as qualifying capital              2,438.9        42.8       147.5         2,396.0      2,291.3
   i)  The amount of unrealized
       gains on investment
       securities, includable
       as qualifying capital              83.9        83.9        83.9              --           --
  ii)  The amount of land
       revaluation excess
       includable as qualifying
       capital                           140.9        (8.6)       (7.9)          149.6        148.9
  iii) Subordinated debt               1,669.4       (20.7)       88.2         1,690.2      1,581.1
(4) Tier 3 capital includable
    as qualifying capital                 29.9         0.1        (0.1)           29.8         30.0
(5) Deductions from total
    qualifying capital                    38.8        13.1         4.9            25.6         33.9
(6) Total qualifying capital
    (2)+(3)+(4)-(5)                    5,312.1       486.0       624.4         4,826.0      4,687.7
(7) Risk-adjusted assets              44,646.1    (1,623.0)     (256.8)       46,269.2     44,903.0
---------------------------------------------------------------------------------------------------

[Non-Consolidated]                                          (in billions of yen except percentages)
---------------------------------------------------------------------------------------------------
                                     As of
                                 September 30,
                                    2003 (A)    Increase/   Increase/        As of          As of
                                 (Preliminary   (Decrease)  (Decrease)   September 30,    March 31,
                                     basis)      (A) - (B)  (A) - (C)       2002 (B)      2003 (C)
---------------------------------------------------------------------------------------------------
(1) Risk-adjusted capital ratio          12.23%       2.08%       1.98%          10.14%       10.24%
(2) Tier 1 capital                     2,458.5       413.4       466.6         2,045.0      1,991.9
(3) Tier 2 capital includable
    as qualifying capital              2,229.0        213.9      260.4         2,015.0      1,968.5
   i)  The amount of unrealized
       gains on investment
       securities, includable
       as qualifying capital              71.0        71.0        71.0              --           --
  ii)  The amount of land
       revaluation excess
       includable as qualifying
       capital                           141.0        (8.6)       (7.9)          149.7        148.9

  iii) Subordinated debt                1,621.3       (8.0)       92.0         1,629.4      1,529.3
(4) Tier 3 capital includable
    as qualifying capital                 18.7       (11.2)       (4.6)           30.0         23.4
(5) Deductions from total
    qualifying capital                     5.0         0.3         0.3             4.7          4.6
(6) Total qualifying capital
    (2)+(3)+(4)-(5)                    4,701.2       615.8       722.0         4,085.4      3,979.2
(7) Risk-adjusted assets              38,436.9    (1,846.9)     (410.3)       40,283.8     38,847.2
---------------------------------------------------------------------------------------------------

                                       31

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

2  Loan Portfolio and Other

1. Risk-Monitored Loans
   (Non-accrual loans, accruing loans contractually past due 3 months or more and restructured loans)

[Consolidated]

                                                                               (in millions of yen)
---------------------------------------------------------------------------------------------------
                                    As of                                    As of
                                  September     Increase/    Increase/      September      As of
                                     30,       (Decrease)    (Decrease)       30,         March 31,
                                  2003 (A)      (A) - (B)     (A) - (C)     2002 (B)      2003 (C)
   ------------------------------------------------------------------------------------------------
   Loans to customers in
   bankruptcy                        38,119       (44,191)      (15,589)       82,311        53,709
   ------------------------------------------------------------------------------------------------
   Past due loans                   686,154      (442,824)     (237,075)    1,128,978       923,229
   ------------------------------------------------------------------------------------------------
   Accruing loans contractually
   past due 3 months or more         17,253         3,650          (825)       13,603        18,078
   ------------------------------------------------------------------------------------------------
   Restructured loans               701,501      (723,809)     (275,982)    1,425,310       977,483
   ------------------------------------------------------------------------------------------------
   Total                          1,443,028    (1,207,174)     (529,472)    2,650,203     1,972,501
---------------------------------------------------------------------------------------------------
   Amount of direct reduction       367,964      (346,507)      (47,295)      714,471       415,259
---------------------------------------------------------------------------------------------------
Loans and bills discounted       37,933,075      (209,726)     (735,501)   38,142,802    38,668,577
---------------------------------------------------------------------------------------------------

Percentage of total loans and bills discounted
   ------------------------------------------------------------------------------------------------
   Loans to customers in
   bankruptcy                          0.10%        (0.11)%       (0.03)%        0.21%         0.13%
   ------------------------------------------------------------------------------------------------
   Past due loans                      1.80%        (1.15)%       (0.57)%        2.95%         2.38%
   ------------------------------------------------------------------------------------------------
   Accruing loans contractually
   past due 3 months or more           0.04%         0.00%        (0.00)%        0.03%         0.04%
   ------------------------------------------------------------------------------------------------
   Restructured loans                  1.84%        (1.88)%       (0.67)%        3.73%         2.52%
   ------------------------------------------------------------------------------------------------
   Total                               3.80%        (3.14)%       (1.29)%        6.94%         5.10%
   ------------------------------------------------------------------------------------------------

[Non-Consolidated]

                                                                             (in millions of yen)
---------------------------------------------------------------------------------------------------
                                    As of                                     As of
                                 September     Increase/     Increase/      September       As of
                                    30,        (Decrease)    (Decrease)        30,         March 31,
                                  2003 (A)     (A) - (B)     (A) - (C)       2002 (B)      2003 (C)
   ------------------------------------------------------------------------------------------------
   Loans to customers in
   bankruptcy                        24,244       (38,318)      (23,108)       62,563        47,352
   ------------------------------------------------------------------------------------------------
   Past due loans                   584,840      (480,016)     (240,626)    1,064,857       825,467
   ------------------------------------------------------------------------------------------------
   Accruing loans contractually
   past due 3 months or more         15,753         4,442        (1,331)       11,311        17,085
   ------------------------------------------------------------------------------------------------
   Restructured loans               699,002      (761,690)     (339,846)    1,460,693     1,038,848
   ------------------------------------------------------------------------------------------------
   Total                          1,323,841    (1,275,584)     (604,912)    2,599,425     1,928,753
---------------------------------------------------------------------------------------------------
   Amount of direct reduction       318,047      (294,648)      (37,730)      612,696       355,778
---------------------------------------------------------------------------------------------------
Loans and bills discounted       34,260,461        97,015      (464,375)   34,163,445    34,724,836
---------------------------------------------------------------------------------------------------

Percentage of total loans and bills discounted
   ------------------------------------------------------------------------------------------------
   Loans to customers in
   bankruptcy                          0.07%        (0.11)%       (0.06)%        0.18%         0.13%
   ------------------------------------------------------------------------------------------------
   Past due loans                      1.70%        (1.40)%       (0.67)%        3.11%         2.37%
   ------------------------------------------------------------------------------------------------
   Accruing loans contractually
   past due 3 months or more           0.04%         0.01%        (0.00)%        0.03%         0.04%
   ------------------------------------------------------------------------------------------------
   Restructured loans                  2.04%        (2.23)%       (0.95)%        4.27%         2.99%
   ------------------------------------------------------------------------------------------------
   Total                               3.86%        (3.74)%       (1.69)%        7.60%         5.55%
   ------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

2. Classification of risk-monitored Loans

Classification by geographic area

[Consolidated]                                                                 (in millions of yen)
---------------------------------------------------------------------------------------------------
                                    As of                                    As of
                                  September     Increase/     Increase/    September        As of
                                     30,       (Decrease)    (Decrease)        30,        March 31,
                                  2003 (A)      (A) - (B)     (A) - (C)     2002 (B)      2003 (C)
---------------------------------------------------------------------------------------------------
Domestic*                         1,200,256    (1,141,811)     (436,155)    2,342,067     1,636,411
---------------------------------------------------------------------------------------------------
Overseas*                           242,772       (65,363)      (93,317)      308,136       336,090
   ------------------------------------------------------------------------------------------------
   Asia                              33,382       (37,755)      (23,328)       71,137        56,710
      ---------------------------------------------------------------------------------------------
      Indonesia                       9,916       (15,216)       (2,515)       25,133        12,431
      Thailand                        7,462       (18,913)       (3,417)       26,375        10,879
      Hong Kong                       6,643         4,061        (6,421)        2,581        13,064
      Other                           9,360        (7,687)      (10,975)       17,047        20,335
   ------------------------------------------------------------------------------------------------
   United States of America         140,913        14,137       (34,933)      126,775       175,847
   Other                             68,477       (41,745)      (35,055)      110,222       103,532
---------------------------------------------------------------------------------------------------
Total                             1,443,028    (1,207,174)     (529,472)    2,650,203     1,972,501
---------------------------------------------------------------------------------------------------

Note:* "Domestic" and "Overseas" are classified by domicile of borrowers.

Classification by type of industry of borrowers

[Consolidated]                                                                 (in millions of yen)
---------------------------------------------------------------------------------------------------
                                    As of                                    As of
                                  September     Increase/     Increase/    September        As of
                                     30,       (Decrease)    (Decrease)       30,         March 31,
                                  2003 (A)     (A) - (B)      (A) - (C)     2002 (B)      2003 (C)
---------------------------------------------------------------------------------------------------
Domestic*                         1,200,256    (1,141,811)     (436,155)    2,342,067     1,636,411
   ------------------------------------------------------------------------------------------------
   Manufacturing                    110,318      (205,227)      (92,776)      315,546       203,095
   Construction                      94,854      (100,663)      (24,080)      195,518       118,934
   Wholesale and Retail             292,514      (261,724)     (106,582)      554,239       399,097
   Banks and other financial
   institutions                       9,749       (48,766)       (7,337)       58,516        17,087
   Real estate                      323,498      (308,700)     (112,739)      632,198       436,237
   Services                         106,578      (169,663)      (67,206)      276,241       173,784
   Other industries                  48,194       (25,111)      (21,806)       73,305        70,001
   Consumer                         214,546       (21,954)       (3,626)      236,501       218,172
---------------------------------------------------------------------------------------------------
Overseas*                           242,772       (65,363)      (93,317)      308,136       336,090
   ------------------------------------------------------------------------------------------------
   Banks and other financial
   institutions                       1,415        (7,639)       (4,707)        9,055         6,122
   Commercial and industrial        237,080       (55,879)      (86,555)      292,960       323,635
   Other                              4,276        (1,843)       (2,054)        6,120         6,331
---------------------------------------------------------------------------------------------------
Total                             1,443,028    (1,207,174)     (529,472)    2,650,203     1,972,501
---------------------------------------------------------------------------------------------------

Note:* "Domestic" and "Overseas" are classified by domicile of borrowers.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

3. Allowance for Loan Losses

[Consolidated]                                                                 (in millions of yen)
---------------------------------------------------------------------------------------------------
                                   As of                                      As of
                                  September     Increase/     Increase/     September      As of
                                     30,       (Decrease)    (Decrease)      30,          March 31,
                                  2003 (A)     (A) - (B)      (A) - (C)     2002 (B)      2003 (C)
---------------------------------------------------------------------------------------------------
Allowance for loan losses           774,485      (348,058)     (241,779)    1,122,543     1,016,265
   ------------------------------------------------------------------------------------------------
   Formula allowance for loan
   losses                           544,549      (135,757)     (120,023)      680,307       664,572
   ------------------------------------------------------------------------------------------------
   Specific allowance for
   loan losses                      221,315      (207,157)     (117,825)      428,472       339,141
   ------------------------------------------------------------------------------------------------
   Allowance for loans to
   specific foreign borrowers         8,620        (5,143)       (3,930)       13,763        12,551
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Reserve for losses on real
estate-collateralized loans
sold                                     --        (1,687)           --         1,687            --
---------------------------------------------------------------------------------------------------

[Non-Consolidated]                                                            (in millions of yen)
---------------------------------------------------------------------------------------------------
                                   As of                                      As of
                                  September     Increase/      Increase/    September      As of
                                     30,       (Decrease)    (Decrease)        30,        March 31,
                                  2003 (A)     (A) - (B)     (A) - (C)      2002 (B)      2003 (C)
---------------------------------------------------------------------------------------------------
Allowance for loan losses           579,522      (324,070)     (229,851)      903,592       809,374
   ------------------------------------------------------------------------------------------------
   Formula allowance for loan
   losses                           395,571      (120,828)     (110,995)      516,399       506,566
   ------------------------------------------------------------------------------------------------
   Specific allowance for
   loan losses                      175,330      (198,098)     (114,925)      373,429       290,256
   ------------------------------------------------------------------------------------------------
   Allowance for loans to
   specific foreign borrowers         8,620        (5,143)       (3,930)       13,763        12,551
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Reserve for financial
assistance to specific
borrowers                             1,371        (8,965)        1,371        10,336            --
---------------------------------------------------------------------------------------------------
Reserve for losses on real
estate-collateralized loans
sold                                     --        (1,687)           --         1,687            --
---------------------------------------------------------------------------------------------------

4. Coverage Ratio against Risk-Monitored Loans

[Consolidated]                                                                 (in millions of yen)
---------------------------------------------------------------------------------------------------
                                    As of                                    As of
                                  September    Increase/     Increase/     September         As of
                                     30,       (Decrease)    (Decrease)      30,          March 31,
                                   2003 (A)     (A) - (B)    (A) - (C)      2002 (B)       2003 (C)
---------------------------------------------------------------------------------------------------
Allowance for loan losses (a)       774,485      (348,058)     (241,779)    1,122,543     1,016,265
---------------------------------------------------------------------------------------------------
Risk-monitored loans (b)          1,443,028    (1,207,174)     (529,472)    2,650,203     1,972,501
---------------------------------------------------------------------------------------------------
Coverage ratio (a)/(b)                53.67%        11.31%         2.14%        42.35%        51.52%
---------------------------------------------------------------------------------------------------

[Non-Consolidated]                                                             (in millions of yen)
---------------------------------------------------------------------------------------------------
                                    As of                                    As of
                                  September     Increase/    Increase/     September       As of
                                     30,       (Decrease)    (Decrease)       30,         March 31,
                                   2003 (A)    (A) - (B)      (A) - (C)    2002 (B)        2003 (C)
---------------------------------------------------------------------------------------------------
Allowance for loan losses (a)       579,522      (324,070)     (229,851)      903,592       809,374
---------------------------------------------------------------------------------------------------
Risk-monitored loans (b)          1,323,841    (1,275,584)     (604,912)    2,599,425     1,928,753
---------------------------------------------------------------------------------------------------
Coverage ratio (a)/(b)                43.77%         9.01%         1.81%        34.76%        41.96%
---------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

5. Disclosed Claims under the Financial Reconstruction Law (the "FRL")

[Non-Consolidated]                                                             (in millions of yen)
---------------------------------------------------------------------------------------------------
                                    As of                                    As of
                                  September     Increase/    Increase/     September        As of
                                     30,       (Decrease)    (Decrease)       30,         March 31,
                                   2003 (A)     (A) - (B)     (A) - (C)     2002 (B)       2003 (C)
---------------------------------------------------------------------------------------------------
Claims to bankrupt and
 substantially bankrupt
 debtors                            123,943      (217,646)      (12,715)      341,590       136,659
---------------------------------------------------------------------------------------------------
Claims under high risk              506,108      (479,221)     (265,891)      985,329       772,000
---------------------------------------------------------------------------------------------------
Claims under close                  714,756      (757,248)     (341,177)    1,472,004     1,055,933
 observation
---------------------------------------------------------------------------------------------------
Total (1)                         1,344,808    (1,454,116)     (619,784)    2,798,925     1,964,593
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Normal claims                    37,302,689       419,124       (97,679)   36,883,565    37,400,369
---------------------------------------------------------------------------------------------------

6. Status of Secured Coverage on Disclosed Claims under the FRL

[Non-Consolidated]                                                             (in millions of yen)
---------------------------------------------------------------------------------------------------
                                    As of                                    As of
                                  September     Increase/    Increase/     September        As of
                                     30,       (Decrease)    (Decrease)       30,         March 31,
                                   2003 (A)     (A) - (B)     (A) - (C)     2002 (B)       2003 (C)
---------------------------------------------------------------------------------------------------
Secured coverage amount (2)         989,854    (1,135,730)     (475,830)    2,125,585     1,465,684
   ------------------------------------------------------------------------------------------------
   Allowance for loan losses        305,806      (315,017)     (193,164)      620,824       498,971
   ------------------------------------------------------------------------------------------------
   Reserve for financial
   assistance to specific
   borrowers                             --            --            --            --            --
   ------------------------------------------------------------------------------------------------
   Collateral, guarantees,
    etc.                            684,047      (820,713)     (282,665)    1,504,760       966,712
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Secured coverage ratio
 (2)/(1)                              73.60%        (2.33)%       (0.99)%       75.94%        74.60%
---------------------------------------------------------------------------------------------------

Secured Coverage of Each Category of Disclosed Claims under the FRL

[Non-Consolidated]                                                                  (in millions of yen)
--------------------------------------------------------------------------------------------------------
                                                   Reserve for
                                                   financial    Collectable
                                                   assistance   amount by       Coverage      Coverage
                                       Allowance   to specific  collateralized  ratio         ratio
                         Disclosed     for loan    borrowers    and guaranteed  [(B)+(C)]     [(B)+(C)]+
    Category             amount (A)    losses (B)  (C)          loans (D)       / [(A)-(D)]   (D)] / (A)
--------------------------------------------------------------------------------------------------------
Claims to bankrupt and
substantially bankrupt       123,943        9,119           --         114,824       100.00%      100.00%
debtors                     [136,659]     [11,460]          --        [125,198]     [100.00%]    [100.00%]
--------------------------------------------------------------------------------------------------------
Claims under high risk       506,108      160,838           --         274,972        69.58%       86.11%
                            [772,000]    [267,551]          --        [364,388]      [65.63%]     [81.85%]
--------------------------------------------------------------------------------------------------------
Claims under close           714,756      135,849           --         294,251        32.30%       60.17%
observation               [1,055,933]    [219,959]          --        [477,126]      [38.00%]     [66.01%]
--------------------------------------------------------------------------------------------------------
Sub total (1)              1,344,808      305,806           --         684,047        46.28%       73.60%
                          [1,964,593]    [498,971]          --        [966,712]      [50.00%]     [74.60%]
--------------------------------------------------------------------------------------------------------
Normal claims             37,302,689
                         [37,400,369]
--------------------------------------------------------------------------------------------------------
Total (2)                 38,647,498
                         [39,364,962]
--------------------------------------------------------------------------------------------------------
Sub total (1) /                 3.47%
Total (2)                      [4.99%]
--------------------------------------------------------------------------------------------------------

Note: The upper figures are as of September 30, 2003. The lower figures with bracket are as of March 31, 2003.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

7. Progress in the Disposal of Problem Assets [Non-Consolidated]
   (excluding claims under close observation)

(1) Assets categorized as problem assets as of September 30, 2000 based on the FRL

                                                                                                   (in billions of yen)
------------------------------------------------------------------------------------------------------------------------
                                 As of     As of      As of      As of      As of       As of       As of
                              September  March 31,  September  March 31,  September   March 31,  September 30,  --------
                              30, 2000    2001       30, 2001    2002     30, 2002    2003 (a)    2003 (b)      (b) -(a)
------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and
substantially bankrupt
debtors                           274.3      144.3      150.6      144.9      210.9        38.7           19.0     (19.6)
------------------------------------------------------------------------------------------------------------------------
Claims under high risk          1,053.5      944.9      758.4      538.4      193.6        13.5           10.3      (3.2)
------------------------------------------------------------------------------------------------------------------------
Total                           1,327.8    1,089.2      909.0      683.4      404.6        52.3           29.3     (22.9)
------------------------------------------------------------------------------------------------------------------------
                                                                                                       (A)          (B)

Progress in the disposal of problem assets

                                              (in billions of yen)
------------------------------------------------------------------
                                         First half of fiscal 2003
------------------------------------------------------------------
Disposition by  borrowers' liquidation                       (14.2)
------------------------------------------------------------------
Re-constructive disposition                                   (0.3)
------------------------------------------------------------------
Improvements in  financial status due
to re-constructive disposition                                  --
------------------------------------------------------------------
Loan sales to secondary market                                (0.6)
------------------------------------------------------------------
Charge-off                                                    (0.6)
------------------------------------------------------------------
Other                                                         (7.1)
   ---------------------------------------------------------------
   Collection of claims                                       (6.5)
   ---------------------------------------------------------------
   Improvements in financial
   status                                                     (0.5)
------------------------------------------------------------------
Total                                                        (22.9)(B)
------------------------------------------------------------------

Above (A) includes the following figures which facilitates the final disposal of problem loans.

                                              (in billions of yen)
------------------------------------------------------------------
                                         First half of fiscal 2003
------------------------------------------------------------------
Legal liquidation                                             (2.8)
------------------------------------------------------------------
Quasi-legal liquidation                                         --
------------------------------------------------------------------
Split-off of problem loans                                      --
------------------------------------------------------------------
Partial charge-off of smaller balance
loans                                                         (4.8)
------------------------------------------------------------------
Entrust through the managed trust
method to the Resolution and Collection
Corporation                                                     --
------------------------------------------------------------------
Total                                                         (7.6)
------------------------------------------------------------------

(2) Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

                                                                                             (in billions of yen)
---------------------------------------------------------------------------------------------------------------------
                                    As of         As of        As of      As of      As of      As of
                                   March 31,  September 30,  March 31,  September  March 31,   September    ---------
                                    2001          2001         2002      30, 2002   2003 (a)   30, 2003 (b) (b) - (a)
---------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and
substantially bankrupt debtors         106.8           98.3       94.3       44.0       18.6          17.8       (0.8)
---------------------------------------------------------------------------------------------------------------------
Claims under high risk                 635.3          575.4      447.4      269.3       72.5          49.1      (23.4)
---------------------------------------------------------------------------------------------------------------------
Total                                  742.2          673.7      541.8      313.3       91.2          67.0      (24.2)
---------------------------------------------------------------------------------------------------------------------
                                                                                                   (C)          (D)

Progress in the disposal of problem assets

                                              (in billions of yen)
------------------------------------------------------------------
                                         First half of fiscal 2003
------------------------------------------------------------------
Disposition by borrowers' liquidation                         (0.5)
------------------------------------------------------------------
Re-constructive disposition                                   (0.3)
------------------------------------------------------------------
Improvements in financial status due to
re-constructive disposition                                     --
------------------------------------------------------------------
Loan sales to secondary market                                (0.3)
------------------------------------------------------------------
Charge-off                                                    (0.7)
------------------------------------------------------------------
Other                                                        (22.3)
   ---------------------------------------------------------------
   Collection of claims                                      (14.1)
   ---------------------------------------------------------------
   Improvements in financial status                           (8.1)
------------------------------------------------------------------
Total                                                        (24.2)(D)
------------------------------------------------------------------

Above (C) includes the following figures which facilitates the final disposal of problem loans.

                                              (in billions of yen)
------------------------------------------------------------------
                                         First half of fiscal 2003
------------------------------------------------------------------
Legal liquidation                                             (0.7)
------------------------------------------------------------------
Quasi-legal liquidation                                         --
------------------------------------------------------------------
Split-off of problem loans                                      --
------------------------------------------------------------------
Partial charge-off of smaller balance
loans                                                        (15.1)
------------------------------------------------------------------
Entrust through the managed trust
method to the Resolution and Collection
Corporation                                                     --
------------------------------------------------------------------
Total                                                        (15.8)
------------------------------------------------------------------

Note: The figures (2) to (6) as of March 31, 2003 have been revised. This is because figures of loans to individuals were allocated based on research when they caused. Those had been included collectively in (2) at March 31, 2003.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(3) Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

                                                                                   (in billions of yen)
-------------------------------------------------------------------------------------------------------
                                                                                    As of
                                    As of       As of       As of       As of     September
                                  September   March 31,   September   March 31,      30,      ---------
                                   30, 2001     2002      30, 2002     2003 (a)    2003 (b)   (b) - (a)
-------------------------------------------------------------------------------------------------------
Claims to bankrupt and
substantially bankrupt debtors         27.1        25.6        26.4        17.8        11.4        (6.3)
-------------------------------------------------------------------------------------------------------
Claims under high risk                257.0       140.1        79.9        47.2        27.9       (19.3)
-------------------------------------------------------------------------------------------------------
Total                                 284.2       165.8       106.3        65.1        39.4       (25.6)
-------------------------------------------------------------------------------------------------------
                                                                                     (E)         (F)

Progress in the disposal of problem assets

                                   (in billions of yen)
-------------------------------------------------------
                                         First half of
                                          fiscal 2003
-------------------------------------------------------
Disposition by borrowers' liquidation              (0.1)
-------------------------------------------------------
Re-constructive disposition                        (3.9)
-------------------------------------------------------
Improvements in financial status
due to re-constructive disposition                   --
-------------------------------------------------------
Loan sales to secondary market                     (8.7)
-------------------------------------------------------
Charge-off                                         (2.2)
-------------------------------------------------------
Other                                             (10.6)
   ----------------------------------------------------
   Collection of claims                            (8.3)
   ----------------------------------------------------
   Improvements in financial status                (2.2)
-------------------------------------------------------
Total                                             (25.6)(F)
-------------------------------------------------------

Above (E) includes the following figures which facilitates the final disposal of problem loans.

                                         (in billions of yen)
-------------------------------------------------------------
                                               First half of
                                                fiscal 2003
-------------------------------------------------------------
Legal liquidation                                        (1.4)
-------------------------------------------------------------
Quasi-legal liquidation                                    --
-------------------------------------------------------------
Split-off of problem loans                                 --
-------------------------------------------------------------
Partial charge-off of smaller balance loans              (9.1)
-------------------------------------------------------------
Entrust through the managed trust method to
the Resolution and Collection Corporation                  --
-------------------------------------------------------------
Total                                                   (10.5)
-------------------------------------------------------------

(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

                                                                            (in billions of yen)
------------------------------------------------------------------------------------------------
                                                                             As of
                                         As of       As of       As of     September
                                       March 31,   September   March 31,      30,      ---------
                                         2002      30, 2002     2003 (a)    2003 (b)   (b) - (a)
------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                            57.3        35.4        14.7        12.3        (2.3)
------------------------------------------------------------------------------------------------
Claims under high risk                     315.9       162.4       104.1        48.5       (55.6)
------------------------------------------------------------------------------------------------
Total                                      373.2       197.9       118.9        60.8       (58.0)
------------------------------------------------------------------------------------------------
                                                                              (G)         (H)

Progress in the disposal of problem assets
                                   (in billions of yen)
-------------------------------------------------------
                                         First half of
                                          fiscal 2003
-------------------------------------------------------
Disposition by borrowers' liquidation              (0.1)
-------------------------------------------------------
Re-constructive disposition                        (0.8)
-------------------------------------------------------
Improvements in financial status
due to re-constructive disposition                   --
-------------------------------------------------------
Loan sales to secondary market                     (5.7)
-------------------------------------------------------
Charge-off                                         (8.7)
-------------------------------------------------------
Other                                             (42.5)
   ----------------------------------------------------
   Collection of claims                           (17.1)
   ----------------------------------------------------
   Improvements in financial status               (25.3)
-------------------------------------------------------
Total                                             (58.0) (H)
-------------------------------------------------------

Above (G) includes the following figures which facilitates the final disposal of problem loans.

                                          (in billions of yen)
--------------------------------------------------------------
                                                First half of
                                                 fiscal 2003
--------------------------------------------------------------
Legal liquidation                                         (1.0)
--------------------------------------------------------------
Quasi-legal liquidation                                     --
--------------------------------------------------------------
Split-off of problem loans                                  --
--------------------------------------------------------------
Partial charge-off of smaller balance loans               (9.7)
--------------------------------------------------------------
Entrust through the managed trust method
to the Resolution and Collection Corporation                --
--------------------------------------------------------------
Total                                                    (10.7)
--------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(5) Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

                                                                                    (in billions of yen)
--------------------------------------------------------------------------------------------------------
                                               As of           As of           As of
                                           September 30,     March 31,     September 30,
                                                2002          2003 (a)        2003 (b)       (b) - (a)
--------------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                                    24.6            19.8            16.7            (3.0)
--------------------------------------------------------------------------------------------------------
Claims under high risk                             279.9           143.5            82.7           (60.8)
--------------------------------------------------------------------------------------------------------
Total                                              304.5           163.3            99.5           (63.8)
--------------------------------------------------------------------------------------------------------
                                                                                (I)             (J)

Progress in the disposal of problem assets

                                    (in billions of yen)
--------------------------------------------------------
                                           First half of
                                            fiscal 2003
--------------------------------------------------------
Disposition by borrowers' liquidation               (2.0)
--------------------------------------------------------
Re-constructive disposition                         (4.4)
--------------------------------------------------------
Improvements in financial status due to
re-constructive disposition                           --
--------------------------------------------------------
Loan sales to secondary market                     (16.6)
--------------------------------------------------------
Charge-off                                          (6.6)
--------------------------------------------------------
Other                                              (34.1)
    ----------------------------------------------------
    Collection of claims                           (27.9)
    ----------------------------------------------------
    Improvements in financial status                (6.1)
--------------------------------------------------------
Total                                              (63.8)(J)
--------------------------------------------------------

Above (I) includes the following figures which facilitates the final disposal of problem loans.

                                    (in billions of yen)
--------------------------------------------------------
                                           First half of
                                            fiscal 2003
--------------------------------------------------------
Legal liquidation                                   (3.8)
--------------------------------------------------------
Quasi-legal liquidation                               --
--------------------------------------------------------
Split-off of problem loans                            --
--------------------------------------------------------
Partial charge-off of
smaller balance loans                               (8.5)
--------------------------------------------------------
Entrust through the managed trust
method to the Resolution and
Collection Corporation                                --
--------------------------------------------------------
Total                                              (12.4)
--------------------------------------------------------

(6) Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

                                                           (in billions of yen)
-------------------------------------------------------------------------------
                                         As of          As of
                                        March 31,   September 30,   -----------
                                        2003 (a)       2003 (b)      (b) - (a)
-------------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                             26.7           32.0            5.2
-------------------------------------------------------------------------------
Claims under high risk                      390.7          169.1         (221.6)
-------------------------------------------------------------------------------
Total                                       417.5          201.2         (216.3)
-------------------------------------------------------------------------------
                                                         (K)            (L)

Progress in the disposal of problem assets

                                    (in billions of yen)
--------------------------------------------------------
                                           First half of
                                            fiscal 2003
--------------------------------------------------------
Disposition by borrowers' liquidation               (1.8)
--------------------------------------------------------
Re-constructive disposition                        (14.5)
--------------------------------------------------------
Improvements in financial status due to
re-constructive disposition                           --
--------------------------------------------------------
Loan sales to secondary market                     (40.7)
--------------------------------------------------------
Charge-off                                         (10.4)
--------------------------------------------------------
Other                                             (148.6)
   -----------------------------------------------------
   Collection of claims                            (56.0)
   -----------------------------------------------------
   Improvements in financial status                (92.5)
--------------------------------------------------------
Total                                             (216.3)(L)
--------------------------------------------------------

Above (K) includes the following figures which facilitates the final disposal of problem loans.

                                    (in billions of yen)
--------------------------------------------------------
                                           First half of
                                            fiscal 2003
--------------------------------------------------------
Legal liquidation                                   (9.6)
--------------------------------------------------------
Quasi-legal liquidation                               --
--------------------------------------------------------
Split-off of problem loans                            --
--------------------------------------------------------
Partial charge-off of
smaller balance loans                              (11.8)
--------------------------------------------------------
Entrust through the managed trust method
to the Resolution and Collection
Corporation                                           --
--------------------------------------------------------
Total                                              (21.5)
--------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(7) Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

                                    (in billions of yen)
--------------------------------------------------------
                                               As of
                                           September 30,
                                                2003
--------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                                    14.3
--------------------------------------------------------
Claims under high risk                             118.2
--------------------------------------------------------
Total                                              132.5
--------------------------------------------------------

(8) Historical trend of problem assets based on the FRL

                                                                                                            (in billions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                            As of        As of        As of        As of        As of        As of        As of
                        September 30,  March 31,  September 30,  March 31,  September 30,  March 31,  September 30,   ----------
                             2000         2001         2001        2002          2002       2003 (a)     2003 (b)     (b) - (a)
--------------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt
and substantially
bankrupt debtors                274.3      251.2          276.1      322.3          341.5      136.6          123.9        (12.7)
--------------------------------------------------------------------------------------------------------------------------------
Claims under high risk        1,053.5    1,580.2        1,590.9    1,442.0          985.3      772.0          506.1       (265.8)
--------------------------------------------------------------------------------------------------------------------------------
Total                         1,327.8    1,831.4        1,867.0    1,764.4        1,326.9      908.6          630.0       (278.6)
--------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

8. Classification of Loans by Type of Industry

(1) Loans by type of industry [Non-Consolidated]                                  (in millions of yen)
------------------------------------------------------------------------------------------------------
                               As of         Increase/     Increase/        As of              As of
                           September 30,    (Decrease)    (Decrease)    September 30,         March 31,
                              2003 (A)      (A) - (B)     (A) - (C)        2002 (B)           2003 (C)
------------------------------------------------------------------------------------------------------
Domestic offices
 (excluding loans booked
 at offshore markets)          29,780,340       803,560       123,409       28,976,779      29,656,931
   ---------------------------------------------------------------------------------------------------
   Manufacturing                4,169,487      (316,401)     (135,342)       4,485,888       4,304,829
   Agriculture                     12,322        (2,862)       (1,699)          15,184          14,021
   Forestry                         5,231           (53)          (94)           5,284           5,325
   Fishery                          2,574          (483)          (80)           3,057           2,654
   Mining                          35,271           851         1,822           34,420          33,449
   Construction                   864,648      (184,957)      (91,755)       1,049,605         956,403
   Utilities                      262,887        17,317        (2,660)         245,570         265,547
   Media and
    Communication                 645,286      (564,417)       (5,054)       1,209,703         650,340
   Wholesale and Retail         4,178,263      (506,213)     (223,892)       4,684,476       4,402,155
   Banks and other
    financial
    institutions                1,980,022      (127,218)       89,022        2,107,240       1,891,000
   Real estate                  3,441,213       (29,230)        9,920        3,470,443       3,431,293
   Services                     4,423,344       949,764       318,023        3,473,580       4,105,321
   Municipal government            31,121          (546)       (1,588)          31,667          32,709
   Other industries             9,728,671     1,568,008       166,786        8,160,662       9,561,885
------------------------------------------------------------------------------------------------------
Overseas offices and
 loans booked at
 offshore markets               4,480,120      (706,545)     (587,784)       5,186,665       5,067,905
------------------------------------------------------------------------------------------------------
      Total                    34,260,461        97,015      (464,375)      34,163,445      34,724,836
------------------------------------------------------------------------------------------------------

(2) Domestic consumer loans [Non-Consolidated]                                    (in millions of yen)
------------------------------------------------------------------------------------------------------
                               As of         Increase/     Increase/        As of            As of
                           September 30,    (Decrease)    (Decrease)    September 30,      March 31,
                              2003 (A)      (A) - (B)     (A) - (C)        2002 (B)         2003 (C)
------------------------------------------------------------------------------------------------------
Total domestic consumer
 loans                          7,712,440       698,155       513,126        7,014,285       7,199,314
   ---------------------------------------------------------------------------------------------------
   Housing loans                7,247,894       770,720       554,217        6,477,174       6,693,677
   ---------------------------------------------------------------------------------------------------
   Others                         464,546       (72,565)      (41,091)         537,111         505,637
------------------------------------------------------------------------------------------------------

(3) Domestic loans to small and medium-sized companies [Non-Consolidated]         (in millions of yen)
------------------------------------------------------------------------------------------------------
                               As of         Increase/     Increase/        As of            As of
                           September 30,    (Decrease)    (Decrease)    September 30,      March 31,
                              2003 (A)      (A) - (B)     (A) - (C)        2002 (B)         2003 (C)
------------------------------------------------------------------------------------------------------
Domestic loans to small
 and medium-sized
 companies                     17,455,345       182,669       254,455       17,272,676      17,200,890
------------------------------------------------------------------------------------------------------
Percentage to total                 58.61%        (0.99)%        0.61%           59.60%          57.99%
domestic loans
------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

9. Loans and Deposits [Non-Consolidated]

                                                                                  (in millions of yen)
------------------------------------------------------------------------------------------------------
                               As of         Increase/     Increase/        As of           As of
                           September 30,    (Decrease)    (Decrease)    September 30,     March 31,
                              2003 (A)      (A) - (B)     (A) - (C)        2002 (B)        2003 (C)
------------------------------------------------------------------------------------------------------
Deposits (ending               50,397,958     4,682,304     2,570,784       45,715,654      47,827,174
 balance)
------------------------------------------------------------------------------------------------------
Deposits (average              48,779,396     3,255,368     2,524,655       45,524,028      46,254,741
 balance)
------------------------------------------------------------------------------------------------------
Loans (ending balance)         34,260,461        97,015      (464,375)      34,163,445      34,724,836
------------------------------------------------------------------------------------------------------
Loans (average balance)        34,373,711      (191,423)     (444,682)      34,565,134      34,818,393
------------------------------------------------------------------------------------------------------

10. Domestic Deposits [Non-Consolidated]

                                                                                  (in millions of yen)
------------------------------------------------------------------------------------------------------
                               As of         Increase/     Increase/        As of           As of
                           September 30,    (Decrease)    (Decrease)    September 30,     March 31,
                              2003 (A)      (A) - (B)     (A) - (C)        2002 (B)        2003 (C)
------------------------------------------------------------------------------------------------------
   Individuals                 26,232,405     1,848,434       749,223       24,383,970      25,483,181
   ---------------------------------------------------------------------------------------------------
   Corporations and
    others                     17,919,481     1,957,265     1,075,122       15,962,215      16,844,358
   ---------------------------------------------------------------------------------------------------
Domestic deposits              44,151,886     3,805,700     1,824,346       40,346,185      42,327,540
------------------------------------------------------------------------------------------------------

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

11. Number of Employees [Non-Consolidated]

------------------------------------------------------------------------------------------------------
                               As of         Increase/     Increase/        As of           As of
                           September 30,    (Decrease)    (Decrease)    September 30,     March 31,
                              2003 (A)      (A) - (B)     (A) - (C)        2002 (B)        2003 (C)
------------------------------------------------------------------------------------------------------
Number of Employees                15,062          (790)         (117)          15,852          15,179
------------------------------------------------------------------------------------------------------

12. Number of Offices [Non-Consolidated]

------------------------------------------------------------------------------------------------------
                               As of         Increase/     Increase/        As of            As of
                           September 30,    (Decrease)    (Decrease)    September 30,     March 31,
                              2003 (A)      (A) - (B)     (A) - (C)        2002 (B)        2003 (C)
------------------------------------------------------------------------------------------------------
Domestic :                            273           (14)           (9)             287             282
   ---------------------------------------------------------------------------------------------------
   Head office and
    Branches                          254            (9)           (6)             263             260
   Sub Branches &
    Agencies                           19            (5)           (3)              24              22
------------------------------------------------------------------------------------------------------
Overseas :                             73            (2)            1               75              72
   ---------------------------------------------------------------------------------------------------
   Branches                            42            (2)           --               44              42
   Sub - branches                      14            --             1               14              13
   Representative
    offices                            17            --            --               17              17
------------------------------------------------------------------------------------------------------
Total                                 346           (16)           (8)             362             354
------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

13. Status of Deferred Tax Assets [Non-Consolidated]

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

[Non-Consolidated]                                         (in billions of yen)
-------------------------------------------------------------------------------
                                                        Sep. 30, 2003
                                                              -----------------
                                                              vs. Mar. 31, 2003
-------------------------------------------------------------------------------
Deferred tax assets                                    874.0             (159.1)
----------------------------------------------------------------------------
   Allowance for loan losses                           291.9              (99.3)
   ----------------------------------------------------------------------------
   Write down of investment securities                  69.3               (0.4)
   ----------------------------------------------------------------------------
   Net operating loss carryforwards                    515.1              (12.3)
   ----------------------------------------------------------------------------
   Reserve for employees' retirement
    benefits                                            26.7               (7.2)
   ----------------------------------------------------------------------------
   Unrealized losses on securities
    available for sale                                    --             (112.1)
   ----------------------------------------------------------------------------
   Other                                                33.5               (4.3)
   ----------------------------------------------------------------------------
   Valuation allowance                                 (62.8)              76.6
   ----------------------------------------------------------------------------
Deferred tax liabilities                                87.2               72.5
   ----------------------------------------------------------------------------
   Gains on placing trust for retirement
    benefits                                             7.2                0.0
   ----------------------------------------------------------------------------
   Unrealized gains (losses) on securities
    available for sale                                  63.8               63.8
   ----------------------------------------------------------------------------
   Other                                                16.0                8.7
   ----------------------------------------------------------------------------
Net amount of deferred tax assets                      786.8             (231.7)
-------------------------------------------------------------------------------
[Consolidated]
-------------------------------------------------------------------------------
Net amount of  deferred tax                            715.2             (232.4)
 assets
-------------------------------------------------------------------------------

(2) Net Business Profits before Credit Costs and Taxable Income (Current Interim Fiscal Year)

[Non-Consolidated]                                         (in billions of yen)
-------------------------------------------------------------------------------
                                                              Interim FY 2003
-------------------------------------------------------------------------------
Net business profits before credit costs                                  235.0
-------------------------------------------------------------------------------
Credit related costs                                                     (110.7)
-------------------------------------------------------------------------------
Income before income taxes                                                385.9
-------------------------------------------------------------------------------
Reconciliation to taxable income                                         (321.5)
-------------------------------------------------------------------------------
Taxable Income                                                             64.4
-------------------------------------------------------------------------------

(3) Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Year)

[Non-Consolidated]                                         (in billions of yen)
-------------------------------------------------------------------------------
                                      1998    1999     2000     2001     2002
-------------------------------------------------------------------------------
Net business profits before
credit costs                          604.7   400.8    388.9    463.3     511.5
-------------------------------------------------------------------------------
Credit related costs                  889.5   504.5    554.0    484.8     341.0
-------------------------------------------------------------------------------
Income before income taxes             69.8   279.9   (225.3)  (317.4)   (287.3)
-------------------------------------------------------------------------------
Reconciliation to taxable income      178.6    82.1    393.0    137.3    (821.7)
-------------------------------------------------------------------------------
Taxable Income                        248.5   362.1    167.6   (180.0) (1,109.0)
-------------------------------------------------------------------------------

(4) Classification Based on Prior Year Operating Results As Provided in the JICPA Audit Committee Report No.66
        Although we recorded taxable income for six months ended September 30, 2003, we are classified as "4" described above since we have material net operating loss carryforwards. However since we believe the net operating loss carryforwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years' future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]
        Our net operating loss carryforwards were incurred due to, among other things, the following: (i) we accelerated the final disposal of nonperforming loans in response to both the "Emerging Economic Package," which provided guidance to major banks to remove from their balance sheets claims to debtors classified as "likely to become bankrupt" or below, and the "Program for Financial Revival," which urged major banks to reduce the ratio of disclosed claims to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the "Law Concerning Restriction, etc. of Banks' Shareholdings etc."

(5) Realizability of Deferred Tax Assets at September 30, 2003 (Assumptions)

                                                           (in billions of yen)
-------------------------------------------------------------------------------
                                                                Five year total
                                                                (2003 2nd half
                                                               to 2008 1st half)
-------------------------------------------------------------------------------
Net business profits (based on our business plan) (*1)                  3,630.0
-------------------------------------------------------------------------------
Net business profits (basis of realizability
 determination) (*2)                                                    3,170.0
-------------------------------------------------------------------------------
Income before income taxes (basis of realizability
 determination)                                                         1,950.0
-------------------------------------------------------------------------------
Taxable income before adjustments (basis of realizability
 determination) (*3)                                                    2,690.0
-------------------------------------------------------------------------------
Temporary difference + net operating loss carryforwards
 (for which deferred tax assets shall be recognized)                    2,188.0
-------------------------------------------------------------------------------
Deferred tax assets at September 30, 2003 (*4)                            874.0
-------------------------------------------------------------------------------

(*1) Before credit costs

(*2) Based on the scenario that current short-term interest rate level continues for the next five years

(*3) Before reversals of existing deductible temporary differences and net operating loss carryforwards

(*4) "Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized)" described above X effective tax rate

(Reference) Assumptions for Business Plan
-------------------------------------------------------------------------------
                      FY 2003
                      2/nd/                                           FY 2008
                      half       2004     2005     2006    2007      1/st/ half
-------------------------------------------------------------------------------
S/T interest rate
 (3 m/s TIBOR)            0.1%     0.1%     0.6%     0.9%     0.8%          0.6%
-------------------------------------------------------------------------------
L/T interest rate
 (10 year JGB)            1.4%     1.3%     2.0%     2.5%     2.2%          2.1%
-------------------------------------------------------------------------------
Exchange rate
 (USD/Yen)            (Y) 120  (Y) 120  (Y) 120  (Y) 120  (Y) 120       (Y) 120
-------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

14. Employees' Retirement Benefits

Benefit obligation

[Non-Consolidated]                                         (in millions of yen)
===============================================================================
                                                                      As of
                                                                  September 30,
                                                                       2003
===============================================================================
Projected benefits obligation at beginning of
 the period                                       (A-B+C+D+G+J)         777,168
   ----------------------------------------------------------------------------
   Fair value of plan assets at beginning of the
    period                                        (A)                   506,153
   ----------------------------------------------------------------------------
   Prepaid pension cost at beginning of the
    period                                        (B)                    36,546
   ----------------------------------------------------------------------------
   Reserve for employees' retirement benefits at
    beginning of the period                       (C)                     6,687
   ----------------------------------------------------------------------------
   Unrecognized net obligation by the change of
    accounting policy at beginning of the period  (D)                    26,056
      -------------------------------------------------------------------------
      Amortization for the current period
       (Amortized period mainly 5 years)          (E)                     9,263
      -------------------------------------------------------------------------
      Unrecognized net obligation at end of the
       interim period                             (F)                    16,793
   ----------------------------------------------------------------------------
   Unrecognized prior service cost at beginning
    of the period                                 (G)                   (44,044)
      -------------------------------------------------------------------------
      Amortization for the current period
       (Amortized period mainly 10 years)         (H)                   (10,793)
      -------------------------------------------------------------------------
      Unrecognized prior service cost at end of
       the interim period                         (I)                   (33,250)
   ----------------------------------------------------------------------------
   Unrecognized net actuarial (gain) loss at
    beginning of the period                       (J)                   318,861
      -------------------------------------------------------------------------
      Amortization for the current  period
       (Amortized period mainly 10 years)         (K)                   100,020
      -------------------------------------------------------------------------
      Unrecognized net actuarial (gain) loss at
      end of the interim period                   (L)                   218,841
===============================================================================
   Net amount unrecognized at beginning of
    period                                        (M)(D+G+J)            300,873
-------------------------------------------------------------------------------
   Net amount amortized during the period         (N)(E+H+K)             98,489
-------------------------------------------------------------------------------
   Net amount unrecognized at end of period       (O)(M-N)              202,383
===============================================================================
Note: 1. Discount rate is 1.9%.

      2. With respect to the transfer of the substitutional portion of future pension obligations, the amortization of unrecognized amount due to application of the transitional measurement prescribed in the "Practical Guidelines for Accounting for Retirement Benefits (Interim Report)" are included in the net amount amortized during the period.

      3. The amount accrued during the period of unrecognized net actuarial loss is included in at beginning of the period.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

15. Earning Projections for the Fiscal Year Ending March 31, 2004

[Consolidated]                                             (in billions of yen)
-------------------------------------------------------------------------------
                           For the year ending       For the six months ended
                              March 31, 2004            September 30, 2003
-------------------------------------------------------------------------------
Ordinary income                          2,200.0                        1,083.7
-------------------------------------------------------------------------------
Ordinary Profit                            410.0                          206.1
-------------------------------------------------------------------------------
Net income                                 340.0                          236.6
-------------------------------------------------------------------------------

[Non-consolidated]                                         (in billions of yen)
-------------------------------------------------------------------------------
                           For the year ending       For the six months ended
                              March 31, 2004            September 30, 2003
-------------------------------------------------------------------------------
Ordinary income                          1,600.0                          776.7
-------------------------------------------------------------------------------
Ordinary profit                            285.0                          149.0
-------------------------------------------------------------------------------
Net income                                 310.0                          229.7
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Net business profits
 before provision for
 formula  allowance for
 loan losses                               465.0                          235.0
-------------------------------------------------------------------------------